Exhibit 99.2

SYSWIN 2010 Annual Report Hard Copy

BEIJING, Jun 23, 2011 -- SYSWIN Inc. (NYSE: SYSW), a leading primary real estate service provider in China, wishes to remind its shareholders that they may request a hard copy of the complete audited financial statements of the company for the fiscal year ended December 31, 2010 free of charge by contacting Sherry Liu, Syswin Tower, No.316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, ir@syswin.com. The company's annual report on Form 20-F, including the complete audited financial statements, can be accessed through the SEC's website (www.sec.gov) as well as the official website of the company (ir.syswin.com).

Contact:
Sherry Liu
8610-8472-8783
ir@syswin.com